Via Facsimile and U.S. Mail
Mail Stop 6010

July 19, 2007

Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, FL 33764

    Re: **Lincare Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 2, 2007
              File No. 000-19946

Dear Mr. Gabos:

       We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Jim Rosenberg
                      Senior Assistant
                      Chief Accountant